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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                BRIGHTCUBE, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   71-934 8104
                                 (CUSIP Number)

                             ----------------------


                                Terren S. Peizer
                          Intellect Capital Group, LLC
                            11111 Santa Monica Blvd.
                                    Suite 650
                              Los Angeles, CA 90025
                                 (310) 444-3222

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 18, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP No. 71-934 8104                  13D

(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

         Intellect Capital Group, LLC
         95-4749174

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                          (a)
                                                          (b)
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
              Not applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)            [_]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware

NUMBER OF SHARES                  :  (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY                     0
EACH REPORTING PERSON WITH
                                  :  (8)  SHARED VOTING POWER
                                          41,189,023(1)

                                  :  (9)  SOLE DISPOSITIVE POWER
                                          0

                                  :  (10) SHARED DISPOSITIVE POWER
                                          41,189,023(1)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              41,189,023(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                   [_]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              44.8%

(14)     TYPE OF REPORTING PERSON
              CO

(1) The reported shares (including currently exercisable warrants) are directly owned by Intellect Capital Group, LLC or a controlled affiliate thereof. Terren
S. Peizer is the sole member of Intellect Capital Group, LLC and may be deemed to have shared voting and dispositive power with ICG with respect to such shares.


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CUSIP No. 71-934 8104             13D

(1)      NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

         Terren S. Peizer

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                          (a)
                                                          (b)
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
             Not applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                        [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

NUMBER OF SHARES                  :   (7)   SOLE VOTING POWER
BENEFICIALLY OWNED BY                       500,000(1)
EACH REPORTING PERSON WITH
                                  :   (8)   SHARED VOTING POWER
                                            41,589,023(2)

                                  :   (9)   SOLE DISPOSITIVE POWER
                                            500,000(1)

                                  :   (10)  SHARED DISPOSITIVE POWER
                                            41,589,023(2)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         42,089,023(1)(2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                   [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              45.5%

(14)     TYPE OF REPORTING PERSON
              IN

(1) The 500,000 reported shares (constituting vested options) are directly owned by Terren S. Peizer.

(2) 41,189,023 of the reported shares (including currently exercisable warrants) are directly owned by Intellect Capital Group, LLC or a controlled affiliate thereof. Terren S. Peizer is the sole member of Intellect Capital Group, LLC and may be deemed to have shared voting and dispositive power with ICG with respect to such shares. The remaining 400,000 of the reported shares are directly owned by a controlled affiliate of Terren S. Peizer.

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                                  SCHEDULE 13D

     This Statement, which is being filed by Intellect Capital Group, LLC, a Delaware limited liability company ("ICG"), and Terren S. Peizer, the Chairman,
                                     ---
President and sole member of ICG ("Mr. Peizer" and, together with ICG, the
                                   ----------
"Reporting Persons"), constitutes Amendment No. 3 to the Schedule 13D originally
 -----------------
filed with the Securities and Exchange Commission (the "SEC") on June 19, 2000
                                                        ---
(the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on
July 31, 2002 and Amendment No. 2 filed with the SEC on October 10, 2001. The
Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common
                                                                       ------
Stock"), of BrightCube, Inc. (formerly known as "PhotoLoft, Inc."), a Nevada
-----
corporation (the "Issuer"). The item numbers and responses thereto below are in
                  ------
accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a)-(b) As of the date of this Amendment, ICG beneficially owns 41,189,023 shares of the Issuer's Common Stock and Mr. Peizer beneficially owns 42,089,023 shares of Common Stock (including the shares beneficially owned by ICG). The shares of Common Stock beneficially owned by ICG include 27,314,023 shares of Common Stock owned directly by ICG (or a controlled affiliate thereof) and 14,275,000 shares of Common Stock which ICG has the right to acquire upon exercise of immediately exercisable warrants. Mr. Peizer may be deemed to have shared voting and dispositive powers with ICG with respect to all of such shares. The shares of Common Stock beneficially owned by Mr. Peizer include, in addition to the shares beneficially owned by ICG, 400,000 shares of Common Stock owned directly by another controlled affiliate of Mr. Peizer (and as to which Mr. Peizer has shared voting and dispositive power) and 500,000 shares of Common Stock which Mr. Peizer has the right to acquire upon exercise of immediately exercisable options (and as to which Mr. Peizer has sole voting and dispositive power).

     Assuming immediate exercise of all of the immediately exercisable warrants to purchase shares of Common Stock held by ICG, ICG's stockholdings represent approximately 44.8% of the Issuer's outstanding Common Stock (34.7% if the immediately exercisable warrants are excluded). Assuming immediate exercise of all of the immediately exercisable warrants and options to purchase shares of Common Stock held by ICG and Mr. Peizer, Mr. Peizer's stockholdings (which include the stockholdings of ICG) represent approximately 45.5% of the Issuer's outstanding Common Stock (35.2% if the immediately exercisable warrants and options are excluded).

     All of the percentages in this Item 5 are based on 77,641,995 shares of Common Stock outstanding on March 15, 2002 as reported in the Issuer's Form 10-KSB for the fiscal year ended December 31, 2001.

     To the best knowledge of the Reporting Persons, none of the other parties named in Item 2 of the Schedule 13D beneficially owns any of the Issuer's Common Stock, except for Richard A. Anderson, who, in connection with his service on the board of directors of the Issuer, has been granted an option by the Issuer to purchase 500,000 shares of Common

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Stock with an exercise price of $0.11 per share and which vests ratably on a monthly over the twelve month period beginning on the grant date.

         (c) The Reporting Persons have not, nor to the knowledge of the Reporting Persons have any of the parties named in Item 2 of the Schedule 13D nor any other controlled affiliate of the Reporting Persons, effected any transactions in the Issuer's Common Stock during the past sixty days, except (i) in connection with his service on the board of directors of the Issuer, on March 13, 2002 Mr. Peizer was granted an option by the Issuer to purchase 2,000,000 shares of Common Stock at an exercise price of $0.11 per share, which option vests ratably on a monthly basis over the twelve month period beginning on the grant date; (ii) in connection with his service on the board of directors of the Issuer, on March 13, 2002 Mr. Anderson was granted an option by the Issuer to purchase 500,000 shares of Common Stock at an exercise price of $0.11 per share, which option vests ratably on a monthly basis over the twelve month period beginning on the grant date, and (iii) as described in Item 6.

         (d) Neither of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by either of the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         At the Issuer's request, ICG and the Issuer have amended the promissory note previously filed as Exhibit 1 to the Schedule 13D (the "Promissory Note")
                         ---------                           ---------------
by letter dated February 18, 2002 (the "Letter Agreement"). Among other things,
                                        ----------------
pursuant to the Letter Agreement, ICG agreed to (i) replace its right to receive payment prior to payment by the Issuer to other parties with the right to receive $1 for every $2 that is first paid to certain other note holders, if ICG is not paid in full, (ii) not transfer the Promissory Note until a specified other obligation of the Issuer is paid in full, and (iii) forbear from demanding repayment under the Promissory Note until the sooner of nine months from the last closing of a specified bridge loan financing or November 30, 2002. ICG's agreement to forebear from demanding payment of the Promissory Note immediately ceases to apply in the event the Issuer files for or declares any form of bankruptcy. As an inducement for ICG to enter into the Letter Agreement, among other things, (i) the Issuer agreed to issue to ICG a warrant to purchase 500,000 shares of Common Stock at an exercise price of $0.09 per share pursuant to a Warrant Agreement to Purchase Common Stock in the form attached as Exhibit A to the Letter Agreement, (ii) the Issuer agreed to lower the exercise price of previously issued warrants to purchase 1,875,000 shares of Common Stock from $0.30 per share to $0.09 per share, (iii) the Issuer agreed to allow ICG to participate on a pro rata basis in any subsequent issuance of warrants to purchase Common Stock of the Issuer at $.06 per share that the Issuer is obligated to issue if the Issuer fails to repay certain loans within the time period required, and (iv) the Issuer agreed to increase the annual interest rate on the Promissory Note from 8% to 12%.

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         The foregoing description of the Letter Agreement is qualified by reference to the Letter Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated in its entirety herein by reference. A copy of the amended and restated Warrant Agreement to purchase 1,875,000 shares of Common Stock which reflects the lower exercise price agreed to in the Letter Agreement is filed hereto as Exhibit 10.2.

         In connection with his service on the board of directors of the Issuer, on March 13, 2002 the Issuer granted Mr. Peizer an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.11 per share and which vests ratably on a monthly over the twelve month period beginning on the grant date. The option was granted to Mr. Peizer pursuant to a Stock Option Agreement between Mr. Peizer and the Issuer dated April 24, 2002.

         In connection with his service on the board of directors of the Issuer, on March 13, 2002 the Issuer granted Mr. Anderson an option to purchase 500,000 shares of Common Stock at an exercise price of $0.11 per share and which vests ratably on a monthly over the twelve month period beginning on the grant date. The option was granted to Mr. Anderson pursuant to a Stock Option Agreement between Mr. Anderson and the Issuer dated April 24, 2002.

         The foregoing descriptions of the Stock Option Agreements between the Issuer and Mr. Peizer and Mr. Anderson, respectively, are qualified by reference to the respective Stock Option Agreements, copies of which are filed as
Exhibit 10.3 and Exhibit 10.4 hereto and incorporated in their entirety herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Exhibit        Description

      10.1 Letter Agreement dated February 18, 2002 between Intellect Capital Group, LLC and BrightCube, Inc. (including, as Exhibit A thereto, the form of Warrant Agreement to Purchase Common Stock)

      10.2          Amended and Restated Warrant Agreement to Purchase Common
                    Stock

      10.3 Stock Option Agreement dated April 24, 2002 between Terren S. Peizer and BrightCube, Inc.

      10.4 Stock Option Agreement dated April 24, 2002 between Richard A. Anderson and BrightCube, Inc.

      99            Joint Filing Agreement

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                          INTELLECT CAPITAL GROUP, LLC

                                          By:/s/ Terren S. Peizer
                                             --------------------------
                                          Name:  Terren S. Peizer
                                          Title: Chief Executive Officer


Dated: April 30, 2002



                                          /s/ Terren S. Peizer
                                          -----------------------------
                                          Terren S. Peizer
                                          an individual


Dated: April 30, 2002

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                                  EXHIBIT INDEX

Item 7.  Material to be Filed as Exhibits.

     Exhibit        Description

      10.1 Letter Agreement dated February 18, 2002 between Intellect Capital Group, LLC and BrightCube, Inc. (including, as Exhibit A thereto, the form of Warrant Agreement to Purchase Common Stock)

      10.2          Amended and Restated Warrant Agreement to Purchase Common
                    Stock.

      10.3 Stock Option Agreement dated April 24, 2002 between Terren S. Peizer and BrightCube, Inc.

      10.4 Stock Option Agreement dated April 24, 2002 between Richard A. Anderson and BrightCube, Inc.

      99            Joint Filing Agreement